SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 7, 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K and incorporated herein is the Registrant’s press release dated August 4, 2006, entitled “Scailex Announces Management Buyout of Jemtex”.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

August 7, 2006

NEWS

FOR IMMEDIATE RELEASE

SCAILEX ANNOUNCES MANAGEMENT BUYOUT OF JEMTEX

Tel Aviv, Israel – August 4, 2006  Scailex Corporation Ltd. (NASDAQ & TASE: SCIX) announced today that it has entered into a reorganization agreement with senior management of Jemtex InkJet Printing Ltd., under which Scailex transferred the majority of its holdings in Jemtex to two senior managers. As a result, Scailex’s interest in Jemtex was reduced from approximately 75% to 15%.

Under the reorganization agreement, Scailex converted approximately $6.7 million out of $9.7 million of outstanding loans provided by Scailex to Jemtex into shares of Jemtex. The remaining $3.0 million loan is payable to Scailex over a period of five to seven years, except that the loan will be deemed fully satisfied if $1.0 million is paid to Scailex before the end of 2006 (and, if such sum is paid before mid-September 2006, Scailex’s remaining holdings in Jemtex will be further reduced from 15% to 10%). In addition, for so long as the $3.0 million loan remains outstanding, Scailex will have an option to invest $5.0 million in Jemtex’s shares at a pre-investment valuation of Jemtex of $20.0 million. As part of the transaction, the senior managers committed to continue their employment in Jemtex for several years.

As of March 31, 2006, Jemtex was fully consolidated in Scailex’s financial statements, and its net book value on Scailex’s balance sheet was nominal. Jemtex’s quarterly impact on Scailex’s results over the last 4 quarters was an average loss of approximately $1 million (including technology amortization). Scailex is currently reviewing the accounting method applicable to its holdings in Jemtex subsequent to the transaction.

Yahel Shachar, Scailex’s CEO, commented: “Following the sale of the operations of Scitex Digital Printing and Scitex Vision, Scailex is no longer a significant player in the field of digital printing and is currently exploring strategic alternatives in new areas of operations. Continuing our support, financial or otherwise, of Jemtex is not consistent with such goals, and, therefore, we have determined to provide Jemtex’s management the opportunity to continue building the company. I would like to thank Jemtex’s management and employees for their hard work and professionalism and wish them success in their new path”.

Scailex Corporation Ltd.

Scailex Corporation Ltd.‘s shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scailex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify, evaluate and execute suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) changes in domestic and foreign economic and market conditions, (4) the impact of the Company’s accounting policies, (5) risks relating to pursuing strategic alternatives, (6) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scailex Vision, (7) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scailex Vision, (8) the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scailex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”, (9) risks and uncertainties resulting from the sale of approximately 50% of our outstanding share capital by our former two principal shareholders to an unaffiliated third party and the potential impact on the Company and our operations and strategies, (10) the impact of significant changes in our board of directors and management resulting from such sale, and (11) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scailex Corporation Ltd.
Yahel Shachar
Chief Executive Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@Scailex.com